Exhibit 99.1
Zhixin (Frank) Xue Resigned as COO of Agria;
Xue Will Remain Chairman of Primalights III Agriculture Development, Co., Ltd.
     Beijing, China — April 7, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced the resignation of Zhixin (Frank) Xue from his positions at the Company, effective April 1, 2008. Prior to his resignation, Mr. Xue had served as the Company’s chief operating officer ("COO") since June 2007 and as a director since August 2007. Mr. Xue will remain as the chairman and authorized legal representative of Primalights III Agriculture Development, Co., Ltd. (“P3A”), Agria’s primary operating entity in China. Mr. Xue has indicated his intention to continue working with Agria in further developing P3A’s business.
     On March 26, 2008, Mr. Xue informed the Company’s Board of Directors (the “Board”) that he intended to resign from his positions at the Company. Under the Company’s corporate governance guidelines, the Board may accept or reject the resignation request of any director and/or officer. The Board rejected Mr. Xue’s resignation request on March 31, 2008 and gave Mr. Xue 24 hours to make a final decision. Mr. Xue did not respond to the Board within 24 hours. Consequently, effective April 1, 2008, Mr. Xue ceased to be the COO and a director of the Company.
     Mr. Xue is also the chairman and authorized legal representative of P3A and has been primarily responsible for the management of P3A’s operations since its inception in 2000. Mr. Xue’s positions at P3A remain unchanged.
     The Board will begin the process of considering candidates to fill the COO position. There is no assurance that the Company will be able to find a qualified COO easily or at all or that upon recruiting a new COO, such person will be able to work with members of P3A management effectively and successfully. In addition, if Mr. Xue and/or other management personnel of P3A decide to resign from P3A in the future as a result of the conditions set forth by the Special Committee (as described below) or otherwise, the loss of their services in the absence of suitable replacements would have a material adverse effect on the Company’s business, financial condition and results of operations. In such an event, the Company would also incur additional expenses to recruit and train new personnel.
     Separately, the Company's independent auditors have been unable to begin their audit of the Company's financial statements for 2007. Given the substantial delay in the commencement of the audit process, there is a risk that the Company may not be able to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 by June 30, 2008. The Company is retracting its prior guidance for the fourth quarter of 2007 and first quarter and full year of 2008 as provided in a press release on February 25, 2008.
I. P3A
     P3A is a consolidated affiliate of the Company which conducts Agria’s corn seed, sheep breeding and seedling businesses and holds the requisite licenses and permits for these businesses in China. P3A has four record shareholders, consisting of Ms. Juan Li who is the wife of Mr. Guanglin (Alan) Lai, Agria’s chairman and co-CEO, and Mr. Zhaohua (Paul) Qian, a director of Agria, who together hold 70% of the equity interests of P3A, as well as Mr. Xue, and Mr. Mingshe Zhang who has been involved in the management of P3A, who together hold 30% of the equity interests of P3A. Agria’s relationship with P3A and its shareholders is governed by the contractual arrangements entered into between Agria’s wholly-owned subsidiary in China and P3A and its shareholders. These contractual arrangements enable Agria to effectively control P3A and receive substantially all of P3A’s earnings and other economic benefits to the extent permissible under PRC law. The Company believes that the contractual arrangements entered into between Agria’s wholly-owned subsidiary in China and P3A and its equity shareholders are substantially similar to the contractual arrangements entered into by other China-based companies listed on U.S. stock exchanges engaged in businesses subject to restrictions on or prohibitions of foreign ownership in China. The Company relies on all of P3A’s shareholders to abide by the contract laws of China and honor their contracts with the Company. There is a risk that one or more of the shareholders of P3A may breach the existing contractual arrangements with the Company and not act in the best interests of the Company. If the Company cannot resolve any conflicts of interest between itself and any shareholder of P3A or if any shareholder breaches the existing contracts with the Company, the Company would have to resort to legal proceedings against such shareholder, which may result in disruption to the Company’s business. There is also substantial uncertainty as to the outcome of any such legal proceedings.
II. Background of Resignation
     In late January 2008, the Board learned that Mr. Lai and Mr. Xue had been discussing payment of $18 million in cash and transfer of shares (which represent 22% of the Company) owned by Brothers Capital Limited (“BCL”) to Mr. Xue and certain members of P3A management designated by Mr. Xue, including Mingshe Zhang, Lv Yan and Zhonglin Han, to be commensurate with their contribution to the Company and to provide equity incentive for their continuing service. BCL is solely owned by Mr. Guanglin (Alan) Lai, who is the husband of Ms. Juan Li. The payment of cash and transfer of shares by BCL to Mr. Xue and members of P3A management team is referred to in this disclosure as the “proposed transaction.” Mr. Lai informed the Board that he would cause BCL to make the cash payment and transfer the shares, provided that Mr. Xue and members of P3A management would satisfy the conditions established by the Board for purposes of ensuring P3A management’s continuing service and reinforcing the Company’s control over P3A. Mr. Lai informed the Board that he believed the proposed payment by BCL to Mr. Xue and members of P3A management team would provide incentive for their continuing service and align their interests with those of the shareholders of the Company. The Board was concerned about the potential adverse impact of the proposed transaction on the Company’s business, financial condition and results of operations, as well as whether a similar situation may occur in the future. On February 4, 2008, the Board approved a payment of $9 million by BCL to Mr. Xue and agreed to consider the proposed transaction at a board meeting to be held in the near future. The Board also agreed to consider the payment of the remaining $9 million by BCL to Mr. Xue within 30 days after February 4, 2008 if certain conditions were met.
     At a subsequent meeting in February 2008, the Board formed a Special Committee comprised of non-executive directors to evaluate the proposed transaction and set forth conditions to be met by Mr. Xue and members of P3A management team before the cash and shares from BCL would be released. At the same meeting, BCL agreed to deposit the remaining cash and shares into an escrow account administered by a third-party banking institution.
     While the Special Committee was in the process of evaluating the proposed transaction, on March 5, 2008, Mr. Xue informed the Board that he intended to resign from his positions as the Company’s COO and director because he did not receive any response from the Special Committee and did not believe the Board or the Special Committee had the ability to resolve all important matters of the Company. The English translation of Mr. Xue’s e-mail to the Board is attached hereto as Exhibit A and is incorporated by reference herein. In accordance with the Company’s corporate governance guidelines, the Board may accept or reject Mr. Xue’s resignation request. Accordingly, on March 7, 2008, the Board rejected Mr. Xue’s resignation request. Mr. Xue agreed with the Board’s decision and withdrew his resignation request on March 8, 2008. Meanwhile, Mr. Xue requested that the proposed transaction between BCL and Mr. Xue and members of P3A management be consummated in the near future.
III. Resignation
     In March 2008, the Special Committee was actively discussing and finalizing the terms of the escrow agreement with BCL and considering and discussing the conditions to be met by Mr. Xue and members of P3A management team. On March 25, 2008, Mr. Xue asked the Board and the Special Committee about the status of the escrow account. On March 26, 2008, Mr. Xue missed the e-mail update regarding the status of the escrow account from the Special Committee and sent his resignation request via e-mail to the Board. In his e-mail to the Board, Mr. Xue indicated that he was disappointed with the fact that he had not received any written explanation from the Special Committee regarding the proposed transaction, and that he had not seen any concrete measures to ensure the consummation of the proposed transaction. At the request of the Special Committee, BCL placed the additional $9 million in cash and a signed blank share transfer form to transfer a total of 27,808,000 ordinary shares representing 22% of the total issued and outstanding shares of the Company, into the escrow account on March 27, 2008. Under the escrow agreement entered into between BCL and the escrow agent, an independent third party, the escrow account will automatically terminate on the earlier of June 16, 2008, or at any time prior to June 16, 2008, upon written instructions from at least a majority of the Special Committee members, and only the Special Committee members may authorize the escrow agent to release the escrowed cash and share transfer form before the escrow account terminates. A copy of the escrow agreement will be filed as an exhibit to Form 6-K containing this announcement and be incorporated by reference therein. The escrow agreement is expected to be amended to extend the final termination date to June 20,

2008. On March 31, 2008, the Board informed Mr. Xue of its decision to reject Mr. Xue’s resignation request in accordance with the Company’s corporate governance guidelines and gave Mr. Xue 24 hours to make a final decision. Mr. Xue did not respond to the Board within 24 hours and therefore, Mr. Xue ceased to be the COO and a director of the Company on April 1, 2008. The English translation of Mr. Xue’s e-mail to the Board is attached hereto as Exhibit B and is incorporated by reference herein. Mr. Xue was provided a copy of this press release.
IV. Other Events
     The Special Committee will continue to discuss conditions to be met by Mr. Xue and other members of the P3A management team before the proposed transaction can be consummated. Payment of cash and/or shares by BCL to Mr. Xue and members of P3A management as compensation and incentive for their past and continuing services in connection with the proposed transaction will likely result in material compensation charges to the Company in the period in which the payment is made. However, these compensation charges are expected to be non-cash charges and non-dilutive to shareholders since the payment would be made by BCL, a major shareholder of the Company.

List of Exhibits

Exhibit A:	Mr. Xue’s E-mail to the Board on March 5, 2008
Exhibit B:	Mr. Xue’s E-mail to the Board on March 26, 2008
About Agria Corporation
     Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products developed through its own research and development capability. The company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 86 10 8785-9020	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
     This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission, including its Form F-1/A filed on November 2, 2007. All information provided in this press release is as of April 7, 2008, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit A
English Translation
Resignation Letter
Chairman, Directors and CEO,
Up to today (March 5, 2008), the Shanxi team have overcome many difficulties and fully fulfilled its responsibilities in accordance with the requirements of the Board of Directors. In the meantime, the Board of Agria has neither substantively or effectively enforced its decision made at the February 4, 2008 meeting involving the substantial interest of the Company nor fulfilled its promise with the binding timeline. The result of the above facts fully indicates that it has lost the trust of the Shanxi team, and also inevitably makes people question the seriousness of its decision and its ability to resolve all important internal and external matters of the Company.
Based on the facts including but not limited to the above, I also personally do not think that the current composition of the Board is reasonable, could effectively strengthen the Company's corporate governance or has the ability to make independent judgment, which makes it unable to fully protect the ultimate interests of the Company and all shareholders. As a result, I have requested many times orally or in writing to restructure the Board of Agria.
After thorough and careful consideration, I have no reason to persuade myself to continue to serve as the director and senior management of the Company. In light of this, I hereby resign my position as the director and the COO of Agria, effective today, for which I only express my deep regret.
I hereby once again thank you everyone for your past cooperation and support at work.
Best regards,
Zhixin Xue
March 5, 2008

Exhibit B
English Translation
Chairman, Directors and CEO,
The March 25 deadline for Agria’s Board of Directors and the Special Committee to solve the problem regarding the share and cash transfer to P3A team has passed. I didn’t receive any formal written explanation from the Board or the Special Committee before such deadline as to why the promise wasn’t fulfilled, nor did I receive any legally binding protection measures relating to the share and cash transfer under these circumstances. I am deeply disappointed with this. In the meantime, I have no doubt that Agria’s Board needs to be restructured in order to strengthen the Company’s corporate governance. I submitted my resignation request to the Board on March 5, 2008, but subsequently temporarily withdrew the resignation out of my respect for the Board and good wishes toward Agria. Now that the established facts have convinced me that my previous resignation was a right decision. After careful consideration, I hereby announce that I resign my position as the director and the COO of Agria, effective immediately.
Best regards,
Zhixin Xue
March 26, 2008